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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

UTi Worldwide Inc.

(Name of Issuer)

Ordinary shares, no par value per share

(Title of Class of Securities)

G87210103

(CUSIP Number)

Stephen D. Cooke
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, CA 92626
(714) 668-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G87210103			Page 2 of 9

1.	Name of Reporting Person: PTR Holdings Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,244,188[1]

		8.	Shared Voting Power: 0[1]

		9.	Sole Dispositive Power: 5,057,413[2]

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,057,413[2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16% based on 31,635,210 ordinary shares outstanding as of November 30, 2005.

14.	Type of Reporting Person (See Instructions): CO

     1 See description of voting agreements disclosed in Item 5 of Reporting Person’s original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005 and the disclosure contained in Item 6 of Reporting Person’s Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005. Includes the 3,244,188 Ordinary Shares beneficially held by United Service Technologies Limited (“Uniserv”) (including shares held through two special purpose entities), which is wholly owned by PTR Holdings Inc., upon completion of the unwind transactions described below.
     2 Includes 1,813,225 ordinary shares deemed beneficially owned directly by Union-Transport Holdings Inc. since PTR Holdings Inc. holds 56% of Union-Transport Holdings Inc., and 3,244,188 Ordinary Shares beneficially owned by Uniserv, including shares held through two special purpose entities for the benefit of Uniserv, upon completion of the unwind transactions described below.

CUSIP No. G87210103			Page 3 of 9

1.	Name of Reporting Person: Union-Transport Holdings Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0[1]

		8.	Shared Voting Power: 0[1]

		9.	Sole Dispositive Power: 1,813,225

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,813,225

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.7% based on 31,635,210 ordinary shares outstanding as of November 30, 2005.

14.	Type of Reporting Person (See Instructions): CO

     1 See description of voting agreements disclosed in Item 5 of Reporting Person’s original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005 and the disclosure contained in Item 6 of Reporting Person’s Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005.

CUSIP No. G87210103			Page 4 of 9

1.	Name of Reporting Person: United Service Technologies Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,244,188[1]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,244,188[1]

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,244,188

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.2% based on 31,635,210 ordinary shares outstanding as of November 30, 2005.

14.	Type of Reporting Person (See Instructions): CO

     1 Includes Ordinary Shares beneficially owned by Uniserv (including two special purpose entities for the benefit Uniserv), upon completion of the unwind transactions described below.

Schedule 13D
     This Amendment No. 4 (this “Amendment No. 4”) amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by each of PTR Holdings Inc. (“PTR”), Union-Transport Holdings Inc. (“UTH”) and United Service Technologies Limited (“Uniserv”) (each of PTR, UTH and Uniserv a “Reporting Person” and, collectively, the “Reporting Persons”) on January 3, 2005, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2005, that certain Amendment No. 2 to Schedule 13D filed with the SEC on July 26, 2005, and that certain Amendment No. 3 to Schedule 13D filed with the SEC on August 4, 2005.
Item 2. Identity and Background.
     This Amendment No. 4 is being filed by the Reporting Persons. Attached as Appendix A to this Amendment No. 4 is information concerning an additional director of the Reporting Persons which is required to be disclosed pursuant to General Instruction C to Schedule 13D.
     None of the Reporting Persons nor, to their knowledge, the individual listed in Appendix A to this Schedule 13D, has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     As described in Item 5(c) below, Uniserv irrevocably and unconditionally exercised its Early Unwind Option (as defined below) and, in connection therewith, shall pay approximately $54.2 million to one of the dealers. Such funds include amounts received by Uniserv pursuant to the Uniserv Monetization (as defined in Item 5(c) below), interest thereon and amounts received on dividends paid by the Issuer on its Ordinary Shares.
Item 4. Purpose of Transaction.
     See Item 5(c) below for the discussion of the exercise of the Early Unwind Option and other transactions.
Item 5. Interest in Securities of the Issuer.
     (a) and (b) The percentage of Ordinary Shares reported beneficially owned by the Reporting Persons is based upon 31,635,210 Ordinary Shares outstanding as of November 30, 2005 (the “Outstanding Ordinary Shares”). PTR may be deemed to be the beneficial owner of 5,057,413 Ordinary Shares, which shares represent approximately 16% of the Outstanding Ordinary Shares and include 1,813,225 Ordinary Shares beneficially owned by UTH and 3,244,188 Ordinary Shares beneficially owned by Uniserv, including shares held through two special purpose entities for the benefit of Uniserv, as a result of the exercise of the Early Unwind Option. PTR is the owner of approximately 56% of the outstanding voting securities of UTH and is the sole shareholder of Uniserv. As a result, PTR may have indirect beneficial ownership with respect to the Ordinary Shares beneficially owned by UTH (but disclaims such beneficial ownership) and the Ordinary Shares beneficially owned by Uniserv, including the shares held through two special purpose entities.

     UTH is the beneficial owner of 1,813,225 Ordinary Shares, which shares represent approximately 5.7% of the Outstanding Ordinary Shares. Upon completion of the Early Unwind Option, Uniserv will remain the beneficial owner of 3,244,188 Ordinary Shares, which shares represent approximately 10.2% of the Outstanding Ordinary Shares.
     (c) As previously disclosed in the Original Schedule 13D, in December 2004 Uniserv (which for purposes of this filing includes two special purpose entities which hold Ordinary Shares for the benefit of Uniserv) monetized a portion of its interest in the Issuer (the “Uniserv Monetization”). In connection with the Uniserv Monetization, Uniserv (i) received proceeds of approximately $216,500,000 from Bear Stearns International Ltd. (“BSIL”) and $212,800,000 from Credit Suisse First Boston International Ltd. (“CSFBi”) and pledged 7,613,217 Ordinary Shares to secure its obligations under the related credit agreements and (ii) entered into collar confirmations (the “Collar Confirmations”) with each of BSIL and CSFBi, covering an aggregate of 7,613,217 Ordinary Shares.
     On December 12, 2005, Uniserv delivered notice of its irrevocable and unconditional exercise of its right to terminate the transactions as set forth in the Collar Confirmations (the “Early Unwind Option”). Upon Uniserv’s delivery of 2,751,565 Ordinary Shares together with approximately $54.2 million to BSIL, and of 3,273,590 Ordinary Shares to CSFBi, in each case in connection with the exercise of the Early Unwind Option, (i) all outstanding loaned principal and interest under the credit agreements will be deemed to be repaid and the credit agreements terminate, (ii) the share pledges terminate and 1,588,060 Ordinary Shares will be released from those pledges, and (iii) the obligations, other pledges and other requirements of the parties under the Collar Confirmations terminate. After taking into account the foregoing, Uniserv will remain the beneficial owner of 3,244,188 Ordinary Shares.
     As previously disclosed in the Original Schedule 13D, in connection with and to facilitate the Uniserv Monetization, each of PTR and UTH entered into securities loan agreements with the dealers (the “Securities Loan Agreements”), pursuant to which each of PTR and UTH loaned Ordinary Shares to the dealers. Immediately prior to the exercise of the Early Unwind Option, PTR and UTH had loaned 771,276 and 1,813,225 Ordinary Shares, respectively, to the dealers pursuant to the Securities Loan Agreements. At the settlement of the Early Unwind Option, the Securities Loan Agreement with PTR will terminate and one of the dealers is to deliver to PTR $54.2 million in cash and 192,155 Ordinary Shares, and the Securities Loan Agreement with UTH is expected to terminate and the dealers are expected to deliver to UTH 1,813,225 Ordinary Shares. On December 12, 2005, PTR sold 192,155 Ordinary Shares pursuant to Rule 144 under the Securities Act of 1933, as amended, at a price of $92.00 per share. As a result, PTR no longer directly owns any Ordinary Shares.
     Uniserv expects to liquidate the two special purpose entities it formed in connection with the Uniserv Monetization and then expects to liquidate itself.
     The notices and acknowledgements between Uniserv, on the one hand, and the dealers on the other hand, pursuant to which Uniserv exercised the Early Unwind Option, are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
     See Exhibits 99.1 and 99.2 for the two notices and acknowledgements pursuant to which Uniserv exercised the Early Unwind Option, which are incorporated herein by reference.
     See Appendix A to this Amendment No. 4 for information regarding certain directors of the Reporting Persons who hold, as of the date of this filing, options to purchase Ordinary Shares and other equity-based awards pursuant to the Issuer’s 2000 Stock Option Plan and 2004 Long-Term Incentive Plan.

     As previously disclosed, in order to facilitate the Uniserv Monetization, a holding company indirectly controlled by Mr. M.J. Wessels entered into Securities Loan Agreements with the dealers (the “Wessels Securities Loan Agreements”). Under such loans, Mr. Wessels continued to remain the beneficial owner of the 728,214 Ordinary Shares subject to the share loans. As a result of the exercise by Uniserv of the Early Unwind Option, the 728,214 Ordinary Shares subject to the share loans are expected to be delivered to the holding company controlled by Mr. Wessels and the parties’ obligations under the Wessels Securities Agreements will terminate.
     PTR and Uniserv anticipate that prior to January 31, 2006 Uniserv will be liquidated, and, as a result of such liquidation, the Ordinary Shares held by Uniserv will be distributed by Uniserv to PTR.
Item 7. Material to Be Filed as Exhibits.
     99.1 Letter Agreement between Uniserv Securities Holdings Limited and Bear Stearns International Limited dated December 12, 2005.
     99.2 Letter Agreement between Uniserv Securities Holdings Two Limited and Credit Suisse First Boston International dated December 12, 2005.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.
Dated: December 12, 2005

PTR HOLDINGS INC.
By:	/s/ IAN WHITECOURT
	Name:	Ian Whitecourt
	Title:	Director

UNION-TRANSPORT HOLDINGS INC.
By:	/s/ RORY C. KERR
	Name:	Rory C. Kerr
	Title:	Director

UNITED SERVICE TECHNOLOGIES LIMITED
By:	/s/ EDWARD SOUTHEY
	Name:	Edward Southey
	Title:	Director

Appendix A to Amendment No. 4
     This Appendix A to Amendment No. 4 amends the Appendix A attached to the Original Schedule 13D.
     The following individual is added to the list of directors and executive officers of PTR and UTH:

Board of Directors/Executive Officers	Occupation/Address

Rory C. Kerr	Director, Maitland Advisory, Dublin
16 Windsor Place
Dublin 2, Ireland
Citizen: Ireland
     In addition to the Ordinary Shares indicated above, each of Messrs. MacFarlane, Wessels and Thorrington hold, as of the date of this filing, options to purchase a total of 193,401, 95,104 and 15,000 Ordinary Shares, respectively, under the Issuer’s 2000 Stock Option Plan and 2004 Long-Term Incentive Plan. Of such options, options to purchase 149,960, 51,663 and 0 Ordinary Shares are exercisable by Messrs. MacFarlane, Wessels and Thorrington, respectively, within 60 days of the date of the event requiring this filing. In addition, each of Messrs. MacFarlane and Wessels has been granted performance awards in the form of 13,570 and 13,570 restricted stock units, respectively, pursuant to the Issuer’s 2004 Long-Term Incentive Plan. The units entitle such individuals to have Ordinary Shares issued to them upon the satisfaction of certain performance criteria of the Issuer, and are subject to vesting over a period of time. The actual number of Ordinary Shares issuable under these performance awards are based upon the Issuer’s performance relative to certain targets.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter Agreement between Uniserv Securities Holdings Limited and Bear Stearns International Limited dated December 12, 2005.

99.2	Letter Agreement between Uniserv Securities Holdings Two Limited and Credit Suisse First Boston International dated December 12, 2005.